MARATHON PATENT GROUP, INC.

1180 North Town Center Drive

Suite 100,

Las Vegas, NV 89144

December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Marathon Patent Group, Inc.
Registration Statement on Form S-3
File No. 333-251309
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Marathon Patent Group, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-251309), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Tuesday, December 22, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

MARATHON PATENT GROUP, INC.

/s/ Merrick Okamoto
Merrick Okamoto
Chief Executive Officer